UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-33515

PREMIER PRODUCTS GROUP, INC.

(Exact name of registrant as specified in its charter)

1325 Cavendish Drive, Suite 201

Silver Spring, MD 20905

301-202-7762

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]

Rule 12g-4(a)(2)	[ ]

Rule 12h-3(b)(1)(i)	[ ]

Rule 12h-3(b)(1)(ii)	[ ]

Rule 15d-6	[ ]

Cancellation Notice: The Form-15 filed 9-17-2018- is cancelled by Premier Products Group, Inc; in of part of exceeding the minimum shareholders limit-under 300; for Rule 12g-4(a)(1) and Rule 12h-3(b)(1)(i) as of the notice file date.

Approximate number of holders of record as of the certification or notice date:  1,204

Pursuant to the requirements of the Securities Exchange Act of 1934 [Name of registrant as specified in charter] has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	09/28/18	By:	/s/ Clifford Pope
Clifford Pope Interim Chief Executive Officer